08028216

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 08 2008
Washington, DC
103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Services USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Harbor Boulevard
(No. and Street)

Weehawken	New Jersey	07086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E.L. Alvey — 516-745-8858
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant m supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

We, Peter Stipp and Robert J. Chersi, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to UBS Services USA LLC at and for the year ended December 31, 2007 is true and correct.

(Name) Peter Stipp
(Title) Head of Operations
Managing Director
UBS Services USA LLC

(Name) Robert Chersi
(Title) Chief Financial Officer
Managing Director
UBS Services USA LLC

STATE OF NEW JERSEY

Sworn to before me this
27th day of February 2008

ANGELA CRAVOTTA
Notary Public of New Jersey
Commission Expires 4/3/2011

ANGELA CRAVOTTA
NOTARY
PUBLIC
NEW JERSEY

UBS Services USA LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

(212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
UBS Services USA LLC

We have audited the accompanying statement of financial condition of UBS Services USA LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

February 29, 2008

Ernst & Young LLP

UBS Services USA LLC

Statement of Financial Condition

December 31, 2007
(In thousands of dollars)

Assets		
Cash and cash equivalents	$	55,866
Receivable from affiliated companies		410
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $96,433)		71,599
Trading assets		2,407
Other assets		1,430
	$	131,712
Liabilities and member's equity		
Payable to affiliated companies	$	5,088
Subordinated liabilities		60,000
Member's equity		66,624
	$	131,712

See Notes to Statement of Financial Condition.

Summary of Significant Accounting Policies

Organization and Basis of Presentation

UBS Services USA LLC ("UBSS" or the "Company") is a limited liability company ("LLC") and a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). UBSS has material transactions with its affiliates.

UBSS is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority ("FINRA"). UBSS provides personnel and facilities to assist UBS Americas and its affiliates with certain administrative and support functions. UBSS does not engage in securities transactions, provide clearance facilities or maintain customer accounts.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value. At December 31, 2007, cash and cash equivalents included investment grade commercial paper of one financial institution in the amount of $45,865.

Income Taxes

Income taxes of UBSS, a single member LLC disregarded for income tax purposes, are the responsibility of and are booked by the sole member of UBSS, UBS Americas.

(In thousands of dollars)

1. Summary of Significant Accounting Policies (continued)

Financial Instruments

UBSS's other financial instruments are carried at amounts approximating fair value. Liabilities, including certain payables and subordinated liabilities, are carried at fair value or contractual amounts approximating fair value.

Prepaid Expense

The Company pays certain costs in advance of service as required by various contracts or agreements. Prepaid assets are amortized over the life of the service.

Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS No. 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs "Day 1 profit and loss" and eliminates the use of block discounts for securities traded in an active market. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is still assessing the impact SFAS No. 157 will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing whether to elect SFAS No. 159.

(In thousands of dollars)

1. Summary of Significant Accounting Policies (continued)

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS No. 160"). These new standards change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. Noncontrolling interest will now be reported as an element of consolidated equity and not within a mezzanine section of the balance sheet. There also will be separated disclosure for of net income attributable to the parent and the noncontrolling interest on the face of the income statement. With respect to SFAS 141(R), transaction costs will not be considered part of the fair value of an acquirer's interest and will be expensed as incurred. In addition, restructuring accruals will no longer be considered as part of goodwill. SFAS No. 141(R) and SFAS No. 160 are effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) and SFAS No. 160 are not expected to have a material impact on the financial statements.

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"). FSP FIN 39-1 amends certain provisions of FIN 39, "Offsetting of Amounts Related to Certain Contracts," and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company is currently assessing the impact FSP FIN 39-1 will have on its financial statements.

In June 2007, the FASB's Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). This issue requires that the tax benefits related to dividend equivalents paid on restricted stock units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF 06-11 is effective prospectively to the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The Company is currently assessing the impact EITF Issue No. 06-11 will have on its financial statements.

2. Related Party Transactions

UBS Financial Services Inc. ("UBSFSI"), a wholly owned subsidiary of UBS Americas and an affiliate of UBSS, has an agreement with UBSS, whereby UBSS provides certain administrative and support services to UBSFSI in exchange for a fee. In connection with this agreement,

(In thousands of dollars)

2. Related Party Transactions (continued)

UBSFSI also provides treasury support services for the payment of expenses on behalf of UBSS. Such obligations are transferred to UBSFSI through the intercompany accounts and are reflected net in receivable from affiliated companies.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelable operating lease agreements on the Company's behalf.

The Company paid $12,200 in cash dividends to UBS Americas during the year end December 31, 2007.

3. Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSS and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSS up to a maximum of $75,000, from time to time, until March 26, 2013. In addition, each loan shall be evidenced by a Junior Subordinated Promissory Note bearing interest at USD, overnight Libor as posted daily by the British Banker's Association. As of December 31, 2007 there was $60,000 outstanding, which is due March 26, 2014.

The loan is subordinated to claims of general creditors, is covered by an agreement approved by FINRA and other regulatory authorities and is included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(In thousands of dollars)

4. Risk Management

Operational risk focuses on the UBSS's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, UBSS has established and maintains an operational risk framework which incorporates various control mechanisms. The framework involves various oversight functions, such as Risk, Audit, Accounting, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on the Company's behalf.

5. Commitments and Contingencies

Leases

UBSS leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2023. At December 31, 2007, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year were as follows:

	Rent Payments
2008	$ 34,615
2009	34,901
2010	34,826
2011	34,187
2012	34,234
Thereafter	49,795
	$ 222,558

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum payments have not been reduced by future sublease rental receipts of $34,833 over approximately the next 8 years.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c-3-1) and the NYSE Growth and Business Reduction capital requirements. UBSS has elected to compute its net capital under the alternative method of this Rule. The minimum net capital requirement for UBSS is $250. At December 31, 2007 UBSS's net capital was $50,778 and its net capital in excess of the minimum required was $50,528.

6. Regulatory Requirements (continued)

Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, distribution payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC, NYSE and FINRA.

7. Employee Incentive Awards

Employees of the Company are covered under UBS's various stock, option and award plans which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan. These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These new hire awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. These new hire awards are expensed over the vesting period.

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

(In thousands of dollars)

7. Employee Incentive Awards (continued)

The fair value of options granted during 2007 was determined using the following assumptions (in CHF):

2008 Awards	Weighted Average	Range Low	Range High
Expected volatility (%)	23.86	22.51	29.23
Risk free interest rate (%)	2.58	2.46	3.27
Expected dividend	3.13	2.20	4.56
Strike price	71.31	55.48	78.80
Share price	70.25	55.48	78.80

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

8. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI, which was frozen in 1998.

Other Benefit Plans

Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

END